TSS, INC.

110 E. Old Settlers Blvd.

Round Rock, TX 78664

June 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	TSS, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-284153

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TSS, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective as of 4:00 p.m. Eastern Time on Wednesday, June 25, 2025, or as soon as thereafter practicable.

The Company respectfully requests that it be notified of such effectiveness by telephone call to Christopher R. Johnson of Miles & Stockbridge P.C., the Company’s counsel, at (410) 385-3532 and that such effectiveness also be confirmed in writing.

TSS, INC.

By:	/s/ Darryl E. Dewan
Darryl E. Dewan
Chief Executive Officer

cc:           Christopher R. Johnson, Miles & Stockbridge P.C.